EXHIBIT 3.22

          SEPARATION AGREEMENT, GENERAL RELEASE AND WAIVER OF CLAIMS

        This Separation Agreement, General Release and Waiver of Claims ("Agreement") is entered into by and between Edward R. Prince, III (hereafter referred to as "Prince") and eFax.com, Inc., formerly known as Jetfax, Inc. (hereafter referred to as "the Company"), effective upon the expiration of the revocation period set forth in Paragraph 17 (the "Effective Date"). Prince and the Company have agreed to definitively resolve and settle any and all claims or differences which may exist between them, including any claims that have not been raised, according to the following terms, and they freely and voluntarily enters into this Agreement for that purpose.

1. Prince's employment as Chairman and Chief Executive Officer with the Company terminated effective January 10, 2000 ("the Termination Date"), at which time he resigned all offices held with the Company, including but not limited to his position as Chairman and a Director of the Board of Directors.

2. Prince acknowledges and agrees that he has been paid all salary and wages due through and including the Termination Date, including any accrued but unused vacation to which he was entitled, less all applicable deductions. The parties acknowledge and agree that Prince is entitled to be reimbursed for all outstanding expenses incurred by him during the course of his employment; Prince agrees to submit appropriate documentation of said expenses, which to the best of his knowledge do not exceed $15,000.00, to the Company no later than thirty (30) days from the Effective Date and the Company agrees reimburse Prince as promptly as practicable thereafter.

3. In return for the general release and waiver of claims by Prince in Paragraph 6 and the other provisions of this Agreement, the Company has agreed to provide Prince the following consideration, to which he otherwise is not entitled:

(a) payments of $18,750.00 per month (less all applicable deductions) for a period of one year (beginning on January 10, 2000 and ending on January 10, 2001) (the "Severance Period"), which is the equivalent of one year of Prince's annual base salary and which will be paid according to the Company's standard payroll practices;

(b) continuation of the health insurance and 401(k) benefits provided to Prince during the course of his employment with the Company during the Severance Period to the extent permitted by the applicable plan documents, provided however that any such benefits continuation shall cease in the event Prince obtains employment which includes such benefits prior to the conclusion of the Severance Period; and

(c) accelerated vesting of the equivalent of one year's worth of Prince's outstanding options to purchase the Company's common stock as follows:

     (i) On October 3, 1996, the Company granted Prince an incentive stock option to purchase 100,000 shares of the Company's common stock at an exercise price of $0.50 per share. As of January 10, 2000, 91,666 of the shares granted in this option had vested; the Company will accelerate the vesting of the remaining 8,334 shares such that all 100,000 of the shares granted to Prince in this option shall be vested and exercisable by him as of January 10, 2000. Prince must exercise his option to purchase these 100,000 shares on or before April 5, 2000;

     (ii) On November 5, 1997, the Company granted Prince an incentive stock option to purchase 40,300 shares of the Company's common stock at an exercise price of $8.00 per share. As of January 10, 2000, 21,829 of the shares granted in this option had vested; the Company will accelerate the vesting of an additional 10,075 shares such that 31,904 of the shares granted to Prince in this option shall be vested and exercisable by him as of January 10, 2000. Prince must exercise his option to purchase these 31,904 shares on or before April 5, 2000;
     (iii) On November 5, 1997, the Company granted Prince a nonqualified stock option to purchase 134,700 shares of the Company's common stock at an exercise price of $8.00 per share. As of January 10,


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2000, 72,962 of the shares granted in this option had vested; the Company will accelerate the vesting of an additional 33,675 shares such that 106,637 of the shares granted to Prince in this option shall be vested and exercisable by him as of January 10, 2000. Prince must exercise his option to purchase these 106,637 shares on or before January 9, 2001;

     (iv) On January 8, 1999, the Company granted Prince a nonqualified stock option to purchase 150,000 shares of the Company's common stock at an exercise price of $2.9375 per share. As of January 10, 2000, 60,000 of the shares granted in this option had vested; the Company will accelerate the vesting of an additional 30,000 shares such that 90,000 of the shares granted to Prince in this option shall be vested and exercisable by him as of January 10, 2000. Prince must exercise his option to purchase these 90,000 shares on or before January 9, 2001; and

     (v) On August 17, 1999, the Company granted Prince a nonqualified stock option to purchase 125,000 shares of the Company's common stock at an exercise price of $11.8125 per share. As of January 10, 2000, none of the shares granted in this option had vested and the Company does not agree to accelerate the vesting of any of the shares granted in this option.
Except as expressly provided in this Agreement, Prince acknowledges and agrees that he has not been granted any other stock options to purchase shares of the Company's common stock, he is not entitled to any further vesting of his options, and the terms of his option agreements with the Company (which are attached hereto as Exhibits A, B, C, D, and E) otherwise remain in full force and effect.

4. During the Severance Period, Prince agrees, upon the reasonable request of the Company, to provide consulting services to the Company relating to the Company's exit from its hardware business and in certain business development activities. Prince and the Company acknowledge and agree that $5,000.00 of each of the monthly payments to be made to him by the Company pursuant to Paragraph 3(a) above constitute adequate consideration for these consulting services.

5. Prince has the right to consult an attorney before executing this Agreement and the general release and waiver of claims contained herein. Pursuant to the Age Discrimination in Employment Act of 1967 ("ADEA"), 29 U.S.C. Sec. 621 et seq., as amended by the Older Workers Benefit Protection Act, the Company hereby advises him to do so.

6.     GENERAL RELEASE AND WAIVER OF CLAIMS:

   a. General Release. Except as set forth below in subparagraph 6(d), the Company hereby fully releases and forever discharges Prince and Prince, on behalf of himself, his family members and his and their heirs and successors, assigns, affiliates, attorneys and agents, fully releases and forever discharges the Company, Jetfax, Inc., and any other affiliated entities, as well as anyone connected with them, including but not limited to their past and present officers, directors, management staff, employees, attorneys and agents, and the predecessors, successors and assigns of each of the foregoing (collectively the "the Company Releasees") from any and all claims, demands, costs, contracts, lawsuits, charges and liabilities of every kind, whether in law or in equity, known or unknown, suspected or unsuspected, which the Company had, now has, or may have against Prince and that Prince ever had, now has or may have against one or more of the Company Releasees of any type, nature, and
description.   The foregoing releases include claims arising out of the
execution of this Agreement or the negotiation of this Agreement, or any purported representations or omissions leading to this Agreement. However, nothing in this release extends to claims for breach of any party's obligations under this Agreement.

    b. Prince's Release Includes Employment-Related and Non-Employment Related Claims. Prince's general release and waiver set forth in paragraph 6(a) is intended to cover any and all claims which Prince may have against the Company Releasees and anyone connected with them, including but not limited to any employment-related claims such as claims for damages arising from racial discrimination, sex discrimination, claims under the Age Discrimination in Employment Act, the Americans with Disabilities Act, the federal Family Medical Leave Act and its state counterpart, the California Family Rights Act, the California Fair Employment and Housing Act, applicable provisions of the California Labor Code, and any amendments to those statutes, as well as any claims in tort or contract related to Prince' employment relationship with the Company or the termination of that relationship, any claims for commissions, bonuses, stock options, or any other form of compensation, equity or benefits, and for any acts or omissions of the Company Releasees or anyone connected with them. This release covers all potential employment-related claims and any other potential claims held by Prince against the Company Releasees; it is not limited to those claims described in this Agreement.

    c. Release Includes Claims, Whether Known Or Unknown, Existing Prior to Signing of Agreement. The releases and waivers set forth above extend to all such claims as existed before the execution of this Agreement and Prince and the Company expressly waives all rights under Section 1542 of the California Civil Code. That Section reads as follows:
"1542. A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release which if known to him must have materially affected his settlement with the debtor."

Prince understands that any rights or claims under the ADEA that may arise after the date he executes this Agreement are not waived.

    d. Exclusions. Notwithstanding the foregoing, specifically excluded from the general release in Paragraph 6(a) are any and all claims which the Company may have against Prince arising out of presently unknown criminal conduct or prohibited harassment engaged in by him while he was employed by the Company.

7. The Company will not sue or initiate against Prince, and Prince will not sue or initiate against the Company or any of the Company Releasees any action or proceeding, or participate in same, individually or as a member of a class, under any contract (express or implied), law, or regulation, federal, state, or local, pertaining in any manner whatsoever to claims in Paragraph 6, except to enforce the terms of this Agreement. The Company also specifically warrants and represents that it has no pending complaint or charge against Prince and Prince specifically warrants and represents that he has no pending complaint or charge against the Company or any of the Company Releasees in any state or federal court or any local, state or federal agency based on his employment relationship with the Company, or on any other events occurring prior to the execution of this Agreement.

8. Prince and the Company warrant and represent that they have not assigned or transferred to any person not a party to this Agreement any released claim or portion thereof.

9. The terms of this Agreement are confidential. The parties will disclose the terms of this Agreement to no one other than their attorneys, tax advisor(s), or if required by law.

10. Prince acknowledges and agrees that he will not in any way disparage the Company, or its officers, directors, management, shareholders, employees, agents, or staff, which shall include, but not be limited to, writing disparaging articles or making disparaging statements to the Company's customers, suppliers, employees or prospective employees.

11. Prince acknowledges and agrees that, as a result of serving in his capacity as Chairman and Chief Executive Officer of the Company, he has acquired and had access to highly confidential, proprietary and/or


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trade secret information about the Company, its affiliated entities and its or their clients and potential clients. Prince acknowledges and agrees that his obligation to preserve the confidentiality of the Company's proprietary information survives the termination of his employment with the Company.
Prince warrants and represents that he will return to the Company any and all documents, files, computers, computer diskettes, pagers and other tangible things in his possession or under his control which were purchased by the Company, as well as any and all documents, files, computers, computer diskettes, cell phones, pagers and other tangible things in his possession or under his control containing confidential, proprietary and/or trade secret information belonging to the Company or any of its affiliated entities, or its or their clients, within three (3) days of his execution of this Agreement; provided, however, that the Company acknowledges and agrees that Prince shall keep in his possession and under his control the laptop computer and cell phone provided to him by the Company for such time as he provides the consulting services described in Paragraph 4 and Prince agrees to return this property to the Company at the end of the Severance Period, or sooner if so requested by the Company. Prince further warrants and represents that he shall not use or disclose in any way to any person any confidential, proprietary or trade secret information belonging to the Company or any of its affiliated entities except
(1) with the prior written consent of the Board of Directors of the Company,
(2) pursuant to a validly executed subpoena, or (3) pursuant to court order. Prince agrees to give written notice to the Company within a reasonable time, or as early as practicable, and in no event later than ten (10) days before the date for his testimony or production (after receipt of any subpoena or other court order for testimony relating to or production of confidential, proprietary and/or trade secret information covered by this Agreement, and further agrees that he will not testify until the date required by the subpoena or court order.

12. Prince understands that the Company Releasees believe that they have acted properly, and not unlawfully in any respect; similarly, the Company understands that Prince believes that he has acted properly and not unlawfully in any respect. Nothing in this Agreement is intended to be nor will it be alleged to constitute evidence of or be an admission by Prince or by any Company Releasee of any liability, omission, or wrongdoing of any kind whatever, nor shall this Agreement be offered or received into evidence or otherwise filed or lodged in any proceeding against Prince or any Company Releasee, except as may be necessary to prove the terms of this Agreement or to enforce the same.

13. Prince acknowledges that he is entering into this Agreement, freely, knowingly, and voluntarily, with a full understanding of its terms.
14. In executing this Agreement, Prince acknowledges that he has had the opportunity to consult with and be advised by an attorney, and that he has executed this Agreement after independent investigation, and without fraud, duress, or undue influence.

15. Any claimed violation of this Agreement must be submitted to binding arbitration under the applicable rules of the American Arbitration Association (AAA"), or a reasonably equivalent agency if AAA is not available, with any such arbitration to be held in San Francisco, California. The arbitrator is to be selected by the mutual agreement of Prince and the Company. The expense of the arbitration will be borne equally by the parties. Each party is entitled to seek injunctive relief in a judicial forum to prevent a material breach of the Agreement which could lead to immediate harm to that party.

16. This Agreement and its Exhibits A, B, C, D, and E constitute the entire agreement between Prince and the Company with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, representations or understandings with respect to the subject matter hereof. In entering this Agreement, neither party has relied on any representations made by the other, except as expressly set forth herein in writing. This Agreement may not be changed orally and shall be construed under and governed by the laws of the State of California, without regard for its conflict of law provisions. If any part of this Agreement shall be determined to be illegal, invalid or unenforceable, the remaining parts of the Agreement will not be affected thereby and any such illegal, invalid or unenforceable part shall not be deemed to be a part of this Agreement. This Agreement may be signed in counterparts, each of which shall be deemed an original of one and the same agreement.

17. Prince shall have up to seven (7) days from the date immediately following the date of his execution of this Agreement during which he may revoke his acceptance (the "Revocation Period").

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 Any such revocation must be communicated to the Company in writing within the
Revocation Period. Prince hereby is advised in writing that this Agreement shall not become effective or enforceable until the Revocation Period has expired. The Company will commence providing Prince the benefits described in Paragraph 3 within three (3) business days after the expiration of the Revocation Period.

Date:  February 29, 2000                    /s/ Edward R. Prince, III
       ------------------------           ------------------------------
                                              EDWARD R. PRINCE, III

Date:  March 1, 2000                        /s/ Ronald Brown
       ------------------------           ------------------------------
                                                EFAX.COM, INC.
                                       By Its      President






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